Filed by Great Western Bancorp, Inc.
Commission File No. 001-36688
Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed
Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
Subject Company: HF Financial Corp.
Commission File No. 033-44383
Date: March 24, 2016

INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

HFB/GWB Conversion Operations Q&A

Great Western Bank

Submit Questions to GreatToKnow@GreatWestern Bank.com

Questions Submitted thru March 21, 2016

Nmbr	Date	Category	Question	Answer
1	12/4/2015	Products/Services	Will any of the products & services offered by HFB be adopted by GWB? (Recently Home Federal updated their business DDA accounts & their online banking platform, just wondering if GWB will continue using these accounts/services)	We are in the process of evaluating the deposit and loan products offered by HFB and comparing them to the GWB product line. Once the initial analysis is completed a decision will be made to either convert the HFB products to a GWB product or grandfather those products in. HFB customers currently using online banking products will be converted to GWB's digital banking platforms. Information on products will be provided to staff prior to customers receiving notification letters. These letters will be sent to customers approximately 30 days prior to conversion and inform them on what to expect regarding their existing accounts.
2	12/4/2015	Products/Services	What products/services are offered by GWB that are not currently offered at HFB?	Please see question 1.
3	12/4/2015	Products/Services	What products/services are offered by HFB that are not currently offered at GWB?	Please see question 1.
4	12/4/2015	Bank	How will accounts be transitioned? I'm assuming we will need to use GWB routing number.	Great Western Bank will grandfather the Home Federal routing number. When they reorder, they will receive GWB branded checks. As appropriate, customers with duplicate accounts will be issued a new account number and given new checks, all other customers can continue to use their HF check stock until they need to reorder.
5	12/4/2015	Customer	Will we be offering new checks to customers at some point?	Please see question 4.
6	12/4/2015	Products/Services	Are we keeping our Q2 Online Banking platform?	No, consumer customers currently using online banking will be converted to GWB's digital banking platforms. All consumer customers and non cash management business customers will be converted to Great Western ebanking. Business customers using cash management services (ACH, Wires, Positive Pay) will be converted to TBS (Treasury Banking Suite).
7	12/4/2015	Systems	What teller system do you use?	GWB is on the Jack Henry platform and utilizes their Vertex Teller System.
8	12/4/2015	Systems	Will the ITM technology grow into GWB branches/markets?	ITM technology will continue at current locations, GWB will assess deployment of additional ITM's in the future.
9	12/4/2015	Products/Services	Will we be acquiring GWB products or will those be changing at all?	Please see question 1.
10	12/4/2015	Products/Services	HFB just rolled out a new CC with 0.00% for 12mths. Do we keep selling HF CC? Will these CC's be converted or replaced by GWB CC?	After closing and through conversion, a referral process will be put in place allowing any customer interested in a credit card to be placed with a GWB team member who can fulfill the request. After conversion weekend, June 10th – 12th, the referral process will be lifted and HFB team members will be able request GWB credit cards for their customers.
11	12/4/2015	Process	Consumer loan centralization. HF Consumer lenders used to make the decision at the desk. After centralization the loan approval decision is now made by the centralization department. Will this change after the transition to GWB?	The current plan is to maintain the centralization of the consumer loan function for the Home Federal branches.
12	12/4/2015	Process	Will we still order money from Rochester Armored Car? Will RAC continue to service all ATM's on/off site? Will the RAC delivery of cash change from every other week to weekly?	There are no changes planned for this provider. If future changes are determined necessary they will be made and addressed on a market by market basis.
13	12/4/2015	Bank	Will all the ATMs remain active in current locations on/off site?	There are no changes currently planned to the existing ATMs.
14	12/4/2015	Bank	Will the bank routing number change?	Please see question 4.

INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY.

HFB/GWB Conversion Operations Q&A

Great Western Bank

Submit Questions to GreatToKnow@GreatWestern Bank.com

Questions Submitted thru March 21, 2016

Nmbr	Date	Category	Question	Answer
15	12/4/2015	Customer	Will customers' account numbers change?	For the vast majority of customers, checking/savings/CD account numbers will remain the same at this time. Customers can continue to use their existing Home Federal checks now and through conversion. If there is a need to change a customer's account numer, we will communicate to affected customers well in advance of those changes.
16	12/4/2015	Customer	Does HFB customers need to order new checks?	No. Please see question 4 for related information.
17	12/4/2015	Products/Services	HF Encore Account for Seniors-we have several additional benefits for our customers with this account. Will the additional benefits continue?...Trips, ice cream socials, etc...	Please see question 1.
18	12/4/2015	Products/Services	HF Checking accounts with POINTS? Will these points be lost in the acquisition? Will the customers and employees need to use these points prior to conversion?	Please see question 1.
19	12/4/2015	Systems	When will the GWB staff be introduced to the ITM technology?	A number of the GWB staff have seen the ITM technology in action at both the branch and Call Center. Meetings are scheduled with the vendor to learn additional information about the technology as we integrate the ITM technology into GWB systems.
20	12/04/15	Bank	With the merger set to take place at the end of quarter 2 of this fiscal year, will the HFB name be changed at that time too?	Upon closing, Home Federal Bank will operate under the Home Federal Bank or Infinia Bank brand **'as a Division of Great Western Bank'**. In conjunction with the systems conversion on June 10, 2016, the Home Federal and Infinia names will be retired and all branches will begin operating under the Great Western Bank brand. The holding company will be Great Western Bancorp, Inc. Branch signage changes will also occur during conversion in June.
21	12/04/15	Bank	How and when will all the branch signage be changed inside and outside of each location?	Please see question 20.
22	12/04/15	Customer	What kinds of communications will be sent to customers? Do you have a copy of those communications?	Customers will receive personalized mailings informing them of all changes to their accounts. In addition, GWB will maintain a special landing page on its website to serve as a communication hub for customers. Links to that page will be provided on Home Federal's website between close and conversion.
23	12/04/15	Customer	When and how will the customers have access to acquisition information?	Please see question 22.
24	12/17/2015	Systems	I was wondering about the function of our ITM's after close/conversion. Will you continue with this advanced technology?	Please see question 8.
25	12/18/15	Bank	Will GWB be reviewing the hours of the branches for possible changes?	Yes, there will be a limited number of branch hours changing at conversion in June to align with GWB operating hours. These changes will be communicated within the specific markets that changes occur.
26	1/7/2016	Products/Services	Will GWB be taking on Mastercard or will all the customers be transferred to Visa?	HFB customers will continue to utilize their Mastercard debit cards after conversion.
27	03/18/16	Bank	When will HFB team members begin training on GWB products, processes and systems?	For many HFB team members, GWB based training sessions will begin during the first week of May. Communication for training course assignment and registration will be distributed to HFB team members in early April. The Great Western Bank Learning & Development team will work closely with Managers to get team members signed up for the appropriate courses. Training courses will be delivered in a variety of mediums. Some course topics will be trained using a BVS eLearning course; while other topics containing system and process concepts may receive a hands-on, face-to-face, computer-based session. Be watching for more details in April.

No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S- 4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as previously filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward- looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2015 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.